

Mail Stop 3720

November 1, 2016

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560

> **Re:** **MaxPoint Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-36864**

Dear Mr. Epperson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications